                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1996

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____



Commission file number 0-20421



                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          ----------------------------
                            (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
                     ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)



                                5619 DTC Parkway
                          Englewood, Colorado  80111
                       -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
--------------------

     Financial Statements:                                       Page No.
     ---------------------                                       --------

            Independent Auditors' Report                               1

            Statements of Net Assets Available for Participant
               Benefits - December 31, 1996 and 1995                   2

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1996     3

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1995     4

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1994     5

            Notes to Financial Statements -
               December 31, 1996, 1995 and 1994                        6

            Schedule 1 - Item 27a - Schedule of Assets Held for
                Investment Purposes - December 31, 1996               12

         Exhibit -
         ---------

            23-Consent of KPMG Peat Marwick LLP



SIGNATURE
---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          UNITED ARTISTS THEATRE CIRCUIT, INC.
                                          EMPLOYEE STOCK PURCHASE PLAN
                                             (Name of Plan)


Date: June 27, 1997                       By /s/Gary K. Bracken
                                             ----------------------------------
                                             Gary K. Bracken
                                               Plan Administrator
                                               and Member of Plan Committee

                          Independent Auditors' Report
                          ----------------------------



The Plan Committee
United Artists Theatre Circuit, Inc.
 Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for participant benefits of the United Artists Theatre Circuit, Inc. Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the United Artists Theatre Circuit, Inc. Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participant benefits and the statements of changes in net assets available for participant benefits is presented for purposes of additional analysis rather than to present the net assets available for participant benefits and changes in net assets available for participant benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                 KPMG Peat Marwick LLP


Denver, Colorado
June 23, 1997

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1996 and 1995

                                                                1995
                                                    ----------------------------

                                                               Income
                                                    Stock   Accumulation
                                            1996     Fund       Fund      Total
                                          --------  ------  ------------  ------
                                                   amounts in thousands
Assets
------

Cash and cash equivalents                 $  --         24            --      24

Investments, at market value (note 2):
 Tele-Communications, Inc. ("TCI"):
     Series A TCI Group common stock
      (1,162,000 and 1,266,000 shares,
      with a cost of $12,268,000 and
      $14,637,000 at December 31, 1996
      and 1995, respectively)
                                            15,178  25,163            --  25,163





     Series A Liberty Media Group
      common stock (441,000 and 473,000
      shares, with a cost of $4,484,000
      and $4,811,000 at December 31,
      1996 and 1995, respectively)

                                             8,393   8,474            --   8,474
                                           -------  ------  ------------  ------


                                            23,571  33,637            --  33,637
                                           -------  ------  ------------  ------

 Investment in TCI Satellite
  Entertainment, Inc. ("TSAT") Series A
  common stock (119,000 shares, with a
  cost of $1,199,000 at December 31,
  1996)                                      1,177      --            --      --





 Other (note 3)                              1,014      --           973     973
                                           -------  ------  ------------  ------
                                            25,762  33,661           973  34,634
                                           -------  ------  ------------  ------

Liabilities
-----------

 Due to broker for securities purchased         56      --            --      --

 Net assets available for participant
  benefits, including $726,000 and
  $512,000 of benefits payable to
  participants at December 31, 1996 and    -------  ------  ------------  ------
  1995, respectively (note 6)              $25,706  33,661           973  34,634
                                           =======  ======  ============  ======





See accompanying notes to financial statements.

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                                            Year ended December 31, 1996
                                          ---------------------------------
                                                        Income
                                            Stock    Accumulation
                                            Fund         Fund        Total
                                          ---------  -------------  -------
                                                amounts in thousands

Net investment income (loss):
 Net unrealized depreciation of
  investments (note 4)                     $(6,715)            --   (6,715)


 Realized gain on securities
  transactions                                 138             --      138

 Interest income                                --             55       55
                                           -------   ------------   ------

   Total net investment income (loss)       (6,577)            55   (6,522)
                                           -------   ------------   ------

Distributions to participants (note 6)      (2,406)            --   (2,406)

Intrafund transfers                          1,028         (1,028)      --
                                           -------   ------------   ------

   Decrease in net assets available for
    participant benefits                    (7,955)          (973)  (8,928)


   Net assets available for participant
    benefits:

      Beginning of year                     33,661            973   34,634
                                           -------   ------------   ------

      End of year                          $25,706             --   25,706
                                           =======   ============   ======


See accompanying notes to financial statements.

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                                            Year ended December 31, 1995
                                          ---------------------------------
                                                        Income
                                            Stock    Accumulation
                                            Fund         Fund        Total
                                          ---------  -------------  -------
                                                amounts in thousands

Net investment income:

 Net unrealized appreciation of
  investments (note 4)                     $ 6,196             --    6,196


 Realized gain on securities
  transactions                                 111             --      111

 Interest income                                 2             95       97
                                           -------   ------------   ------

   Total net investment income               6,309             95    6,404
                                           -------   ------------   ------

Proceeds received upon settlement of
 claim (note 5)                                 14             --       14


Distributions to participants               (3,227)           (75)  (3,302)
                                           -------   ------------   ------

   Increase in net assets available for
    participant benefits                     3,096             20    3,116


   Net assets available for participant
    benefits:

      Beginning of year                     30,565            953   31,518
                                           -------   ------------   ------

      End of year                          $33,661            973   34,634
                                           =======   ============   ======


See accompanying notes to financial statements.

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                                             Year ended December 31, 1994
                                          -----------------------------------
                                                         Income
                                            Stock     Accumulation
                                             Fund         Fund        Total
                                          ----------  -------------  --------
                                                 amounts in thousands

Net investment income (loss):
 Net unrealized depreciation of
  investments (note 4)                     $(13,065)            --   (13,065)


 Realized gain on security transactions         118             --       118

 Interest income                                  2              1         3
                                           --------          -----   -------

    Total net investment income (loss)      (12,945)             1   (12,944)

Proceeds received upon settlement of
 claim (note 5)                                 398             --       398


Distributions to participants                (2,943)           (63)   (3,006)

Transfers to TCI Employee Stock
 Purchase Plan (note 2)                          (7)          (123)     (130)
                                           --------          -----   -------


    Decrease in net assets available
     for participant benefits               (15,497)          (185)  (15,682)


    Net assets available for
     participant benefits:

       Beginning of year                     46,062          1,138    47,200
                                           --------          -----   -------

       End of year                         $ 30,565            953    31,518
                                           ========          =====   =======

See accompanying notes to financial statements.

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                        December 31, 1996, 1995 and 1994


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements of the United Artists Theatre Circuit, Inc. Employee Stock Purchase Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by Colorado National Bank ("Trustee")
     --------------------------------------------------------

     The Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments. Beginning December 2, 1991, the Trustee could invest up to 100% of the assets of the Stock Fund in TCI's common stock or make other investments as defined by the Plan.

     Cash Equivalents
     ----------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for TCI Series A TCI Group common stock, TCI Series A Liberty Media Group common stock and Series A TSAT common stock were $13.06, $19.03 and $9.89 per share, respectively, at December 31, 1996. The value used for TCI Series A TCI Group common stock and TCI Series A Liberty Media Group common stock were $19.88 and $17.92 per share, respectively, at December 31, 1995. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value as of the last day of the calendar month in which the event requiring distribution occurs.

     Any appreciation (depreciation) and realized gains associated with the stock held by the Plan during 1996, 1995 and 1994 were calculated based on the weighted average cost basis of the shares on the applicable date. See note 2.

                                                                     (continued)

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     Income Taxes
     ------------

     The Internal Revenue Service has determined and informed the Plan by a letter dated November 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Plan Expenses
     -------------

     Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

(2)  Description of Plan
     -------------------

     On December 2, 1991, United Artists Entertainment Company ("UAE") and TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") consummated a merger (the "TCI/UAE Merger") pursuant to which UAE became a wholly-owned subsidiary of Old TCI. Under the TCI/UAE Merger agreement, outstanding shares of UAE's Class A and Class B common stock, including such shares of stock held by the Plan, were converted into Old TCI Class A common stock on the basis of 1.02 Old TCI Class A shares for each share of either class of UAE's common stock. Employees of UAE became employees of Old TCI and, as such, are entitled to participate in Old TCI's benefit plan, if eligible. The Plan became "inactive" as of the date of the TCI/UAE Merger and all participants automatically became fully vested in all employer contributions. Participant contributions were always fully vested. In conjunction with the TCI/UAE Merger, the cost basis for each share of stock then held by the Plan was adjusted to reflect the merger conversion ratio of 1.02. Such adjustment effectively created a new cost basis for the TCI Class A common stock of $15.26 per share.

     As of January 27, 1994, Old TCI and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

                                                                     (continued)

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 329,597 shares of Series A Liberty Group Stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and B common stock into Series A and B TCI Group common stock ("TCI Group Stock").

     On December 4, 1996, all of the capital stock of TSAT was distributed to holders of record of TCI Group Stock as of the close of business on November 12, 1996 (the "Record Date"). Stockholders of record of Series A TCI Group Stock on the Record Date received one share of TSAT Series A common stock for each ten shares of Series A TCI Group Stock owned of record at the close of business on the Record Date and one share of TSAT Series B common stock for each ten shares of Series B TCI Group Stock owned of record as of the close of business on the Record Date (the "TSAT Distribution"). Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than on-half of a share were rounded down to the nearest whole number of shares of TSAT Series A common stock and TSAT Series B common stock. As a result of the TSAT Distribution, 119,129 shares of TSAT Series A common stock were distributed to the plan during 1996.

     Effective January 13, 1997, TCI issued a stock dividend to holders of Liberty Group Stock consisting of one share of Series A Liberty Group Stock for every two shares of Series A Liberty Group Stock owned and one share of Series B Liberty Group Stock for every two shares of Series B Liberty Group Stock owned (the "Liberty Group Stock Dividend"). The Liberty Group Stock Dividend has been treated as a stock split, and accordingly, all share and per share amounts have been retroactively restated to reflect the Liberty Group Stock Dividend.

     In conjunction with the Distribution, the TSAT Distribution, and the Liberty Group Stock Dividend, the weighted average cost basis of the Plan's shares of Series A TCI Group Stock, Series A Liberty Group Stock and TSAT Series A common stock was adjusted.

     Annually participants are given an option to transfer their fund balance into the TCI Employee Stock Purchase Plan. There were no such transfers in 1996 or 1995. Such transfers aggregated $7,000 from the Stock Fund and $123,000 from the Income Accumulation Fund during 1994.


                                                                     (continued)

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     Until 1996, the participants had the choice to invest their contributions in either the common stock of TCI ("Stock Fund") or an Income Accumulation Fund. Lump-sum payments received by participants from other qualified plans could also be deposited into the Plan as "rollover contributions".
     In 1996, all assets of the Income Accumulation Fund and the Stock Fund were combined into one fund. At December 31, 1996, approximately 2,000 participants had balances remaining in the plan.

     There were no contributions or forfeitures (due to a participant's termination prior to full vesting) during 1996, 1995 and 1994 as the Plan was inactive. Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits or, upon participant termination, in not more than five annual installments if the participant's vested benefits exceed $3,500. Benefits are paid in cash or shares of TCI common stock at the participant's or beneficiary's (as applicable) election.

     The Plan Committee is responsible for the management and operation of the Plan. The Plan provides for "hardship withdrawals" by participants under certain circumstances, subject to approval by the Plan Committee.

(3)  Other Investment
     ----------------

     Other investment (at contract value) at December 31 is shown below:

                                1996          1995
                               ---------     -------
     Description               amounts in thousands
     -----------


     Prudential Insurance
       Company of America
       Retirement Annuity         $1,014         973
                                  ======      ======

     The contract value of the above investment approximates its fair value at December 31, 1996 and 1995.


                                                                     (continued)

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


(4)  Change in Unrealized Appreciation (Depreciation)
     ------------------------------------------------

     Unrealized appreciation (depreciation) of investments for the years ended December 31, 1996, 1995 and 1994, is calculated as follows:

                                            1996       1995      1994
                                          ---------  --------  --------
                                              amounts in thousands

     End of year                          $  6,801    14,189     9,111
     Change in unrealized appreciation
      of distributions                         673     1,118       636

     Less beginning of year                (14,189)   (9,111)  (22,812)
                                          --------   -------   -------

     Net unrealized appreciation
      (depreciation) of investments       $ (6,715)  $ 6,196   (13,065)
                                          ========   =======   =======

(5)  Proceeds Received Upon Settlement of Claim
     ------------------------------------------

     During 1995 and 1994, the Plan received proceeds related to the settlement of a claim by former employees of United Artists Theatre Circuit ("UATC") which Old TCI acquired in the TCI/UAE Merger and subsequently sold in May 1992. Such employees claimed they did not receive the proper stock valuation price at the time of the UATC sale in 1992. TCI and UATC settled the claim and contributed a total of $14,000 and $398,000 to the Plan during the years ended December 31, 1995 and 1994, for the benefit of the former employees. Such contributions were distributed to the former employees in the year in which they were contributed to the Plan.


                                                                     (continued)

                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


(6)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1996 and 1995 (amounts in thousands):


          Net Assets Available for Participant Benefits -
            financial statements - December 31, 1996            $25,706

          Benefits payable to participants                         (726)
                                                                -------

          Net Assets Available for Participant Benefits - Form  $24,980
            5500 - December 31, 1996                            =======

          Net Assets Available for Participant Benefits -       $34,634
           financial statements - December 31, 1995


          Benefits payable to participants                         (512)
                                                                -------

          Net Assets Available for Participant Benefits -
             Form 5500 - December 31, 1995                      $34,122
                                                                =======


     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1996 (amounts in thousands):


         Distributions to participants -
           financial statements                                $2,406


         Reversal of prior year benefits
           payable to participants                               (512)


         Benefits payable to participants                         726
                                                               ------

         Distributions to participants - Form 5500             $2,620
                                                               ======

                                                                      Schedule 1
                                                                      ----------


                      UNITED ARTISTS THEATRE CIRCUIT, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996

                             (amounts in thousands)



 (a)*                  (b)                                           (c)                               (d)       (e)
                                                          Description of investment                            Current
               Identity of issuer                            including par value                      Cost      value
-----   ---------------------------------   -----------------------------------------------------   ---------  --------
        Tele-Communications, Inc.           Series A TCI Group common stock, par value
                                            $1.00 per share                                          $12,268    15,178

        Tele-Communications,                Series A Liberty Media
        Inc.                                Group common stock,
                                            par value $1.00 per share                                $ 4,484     8,393

        TCI Satellite Entertainment, Inc.   Series A TSAT common stock, par value $1.00 per share    $ 1,199     1,177

        Prudential Insurance                Retirement annuity
        Company of America                  contract                                                 $ 1,014     1,014



*None of the issuers represent parties in interest to the Plan.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------

Shown below is the exhibit which is filed as a part of this Report -

     23 - Consent of KPMG Peat Marwick LLP